June 29, 2018

Attn: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	G-MES Holdings Inc.
Amended Registration Statement on Form S-1 Filed May 16, 2018 File No. 333-219211

Ladies and Gentlemen:

G-MES Holdings Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 30, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

1.	We note your response to comment 2 from our letter dated March 9, 2018. Specifically we note the significant increase in your DSO from 82 days as of December 31, 2016 to 155 days as of December 31, 2017, which was attributable to a lack of credit management policies and shortage of manpower. In order to better understand your policy in evaluating account receivables and the related allowance for doubtful accounts, please provide the following:

•	An aging of your accounts receivable as of December 31, 2017, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 90 days, over six months, over nine months, over one year, etc. and the percentage for each category that was subsequently collected;

•	How you evaluated the adequacy of your allowance for doubtful accounts of $0 and $4,049 as of December 31, 2017 and March 31, 2018, respectively in light of lack of credit management policies and shortage of manpower; and

•	How that may have impacted your revenue recognition policy. In this regard, clarify if you have a history of collecting the original amount invoiced and whether you may be providing your customers with extended payment terms without providing any refunds or concessions. To the extent you have not collected the full amount, please tell us how you considered whether the prices in your contracts are considered fixed and determinable.

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Response: The aging of various types of our account receivables as of December 31, 2017, is as follows:

Type	0 - 30 days	31 - 60 days	61 - 90 days	> 90 days	Total Due
Trade & Other Receivables	SGD 145,544.41	SGD 10,266.65	SGD 226.60	SGD 8,804.02	SGD 164,841.68
Subsequent Settlements (Singapore Dollars)	SGD 144,543.96	SGD 10,266.65	SGD 173.30	SGD 920.20	SGD 155,904.11
Subsequent Settlements (%)	99.31%	100.00%	76.48%	10.45%	94.58%
Still Outstanding as of March 31, 2018 (%)	0.69%	0.00%	23.52%	89.55%	5.42%

Sites to be Invoiced	SGD -0-	SGD 26,202.80	SGD 114,427.00	SGD 181,990.52	SGD 322,620.32
Subsequent settlements (Singapore Dollars)					SGD 267,814.05
Subsequent settlements (%)					83%
Still outstanding as of March 31, 2018 (%)					17%

Debtors Retention (as of March 31, 2018)	SGD -0-	SGD -0-	SGD 842.82	SGD 162,641.22	SGD 163,484.04

Total					SGD 650,946.04

Trade & Other Receivables consists of units in sales contracts that have already been issued tax invoices based on payment certificates. Sites to be Invoiced consists of units that have already received anti-slip service solutions. Work has already been done, and we issue monthly progressive claims for payment. These are progress claims that have been submitted to the main contractors. However, for this type of account receivable, we are still waiting for the main contractor to approve the valuation and certify the amount of work done. Main contractors will usually take 21 days from the date of submission of progressive claims to issue out the payment certificates. The Debtors Retention is amounts arising from the fact that 10% of each progress payment to a subcontractor by a main contractor must be retained as retention moneys up to a maximum of 5% of the varied contract sum.

We saw an increase in Trade & Other Receivables of SGD90,049.30, an increase of SGD140,629.80 in Sites to be Invoiced, and SGD59,623.72 for Debtors Retention from December 31, 2016, to Dec 31, 2017. These increases were largely due to the shortage in manpower to manage debtors, as there was a higher demand in manpower from increased workload due to the increase in the number of contracts from 23 to 34 (approximately 48%) from December 31, 2016, to December 31, 2017.

In regards to the allowance for doubtful accounts of $0 and $4,049 as of December 31, 2017 and March 31, 2018, respectively, the amount of $4,049 was considered as bad debt as we have been unable to secure the debtors payment agreement despite numerous attempted collection efforts. During our Singaporean subsidiary’s three years of operating history, it has only had $4,069 in bad debts in the aggregate, and therefore we concluded there were no additional allowances to realize on our accounts receivable, even with our lack of credit management policies and shortage in manpower.

The original amounts invoiced are subject to discrepancies as they are only based on estimated quantities delivered. The unit price, however, has insofar been fixed in the contracts, and the discrepancies between amounts invoiced and payments claimed are due to fluctuations in actual quantities delivered. The Company collects on extended terms dependent on the percentage of completion for the term of the contract, and ultimately the Company has a history of collecting the original amounts invoiced.

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2.	Please disclose revenue from service income and sales income separately on the face of the income statement. See Regulation S-X, Article 5-03(1) and (2).

Response: We have revised accordingly.

Thank you for your assistance and review.

Sincerely,

G-MES Holdings Inc.

/s/ Samuel Saw Peng Hao

Samuel Saw Peng Hao

Chief Executive Officer

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